FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of                     May                          , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Notice Regarding Commencement of Tender Offer by Subsidiary

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date May 23, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.
1.	Notice Regarding Commencement of Tender Offer by Subsidiary

May 23, 2007

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Commencement of Tender Offer by Subsidiary
Canon Inc.’s subsidiary, Canon Marketing Japan Inc., decided at its Board of Directors meeting held on May 16, 2007, to acquire shares in, and share warrants of, Argo 21 Corporation (Code: 4692, listed on the first section of the Tokyo Stock Exchange) through tender offer as described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

May 16, 2007
Canon Marketing Japan Inc.
President and CEO Haruo Murase
TSE Code: 8060
Tokyo (first section) Stock Exchange
Inquires:
Yoshiyuki Matsusaka
Senior General Manager
Communications Headquarters
+81-3-6719-9093
Notice of the Commencement of Tender Offer for Shares
in Argo 21 Corporation
Please be informed that Canon Marketing Japan Inc. (the “Company”) decided to acquire shares in, and share warrants of, Argo 21 Corporation (Code: 4692, listed on the first section of the Tokyo Stock Exchange (TSE), hereinafter called the “Target Company”) through tender offer (hereinafter referred to as the “Tender Offer”) as described below at a Board of Directors meeting held on May 16, 2007.
1.	Purpose of the Tender Offer
Through efforts to strengthen its business structure, which supports a shift from the conventional wholesale business to a solutions provider, the Company achieved increases in both sales and profit for the fourth consecutive year and posted record sales and profit for the second straight year on a consolidated basis in 2006, a fitting start for the Company, whose name was changed in April 2006. The Company also launched a long-term management plan for 2006-2010 (hereinafter called the “Long-Term Management Plan”) as part of Phase III (2006-2010) of the Canon Group’s “Excellent Global Corporation Plan.” Within the Long-Term Management Plan, the Company aims to achieve 1,100 billion yen in consolidated net sales and a consolidated ordinary income margin of at least 5.2% in 2010, as well as sales of 300 billion yen for its IT solutions operations (ITS 300 Billion Yen Project).
The Company acquired all the shares in the former Sumitomo Metal System Solutions Co., Ltd. (now known as Canon System Solutions Inc. (“CSOL”)) in 2003 and has fostered CSOL as an IT solution core company in the group. CSOL is consolidating and bolstering its system integration (SI) business, package software products business, and infrastructure business. In addition, CSOL has carried out mergers and acquisitions to strengthen medical solutions and CAD operations. Other group companies are also actively conducting M&As and business tie-ups.
However, the Company feels that the goals of the ITS 300 Billion Yen Project cannot be accomplished with such business reinforcement measures alone. In the IT solutions industry, where global competition is likely to intensify in the future, establishing an IT solutions company that is able to capitalize on its own strength and offer one-stop services to customers is urgently needed. The Company believes that by adding Argo 21 Corporation as part of the Group, it will be able to lay a firm foundation for excellent growth towards achieving the ITS 300 Billion Yen Project. Founded in 1984, Argo 21 Corporation has developed unique business operations in the IT service industry through a comprehensive service mechanism ranging from the planning and architecting of information systems to management. In particular, Argo 21 Corporation boasts superior SI services based on its know-how with the finance and public sectors and runs the business as a company deeply trusted by customers and partners. The Company believes that the tie-up between Argo 21 Corporation and CSOL will enhance development and architecture capabilities in SI business of the two companies, reinforcing the IT solutions operations. Synergy with other group companies in other business areas can also be expected.
For these reasons, the Company has discussed and studied possibilities of either a business or capital tie-up with Argo 21 Corporation and concluded that the Tender Offer will help enhance the corporate value of the two companies. The two companies signed an agreement statement on conducting the Tender Offer (the “Agreement Statement”) as of May 16, 2007. In the Agreement Statement, the two companies agreed to discuss in good faith and appoint board members of Argo 21 Corporation named by the Company in accordance with the percentage of voting rights to be held by the Company as a result of the Tender Offer and to discuss in good faith business operations of Argo 21 Corporation after the close of the Tender Offer in order to maximize synergy between the Company, Argo 21 Corporation and its group companies.
While the Company intends to turn Argo 21 Corporation into a subsidiary after the Tender Offer, it does not necessarily plan to have Argo 21 Corporation shares delisted. Consequently, the Company plans to purchase 5,800,000 shares during the Tender Offer (planned shareholding of 54.21% after the Tender Offer). On the other hand, taking into account the interests of Argo 21 Corporation shareholders, the Company and Argo 21 Corporation have agreed to purchase all the shares, etc. tendered. During the Tender Offer, the Company will purchase all the shares, etc. tendered, whether the total number tendered is below or above the number of shares, etc. the Company plans to buy.
As mentioned above, the Tender Offer is not aimed at delisting Argo 21 Corporation, whose shares are currently listed on the first section of the TSE. However, since there is no upper limit for the number of shares etc. to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, Argo 21 Corporation shares may be delisted in accordance with the delisting criteria set by the TSE and the prescribed procedure. If Argo 21 Corporation falls under the TSE’s delisting criteria, the Company will take into consideration options such as making Argo 21 Corporation a wholly owned subsidiary through exchange of shares, in order to protect the interests of Argo 21 Corporation’s minority shareholders. However, since the Company has not decided the detailed policy and terms, it will consider such options carefully when Argo 21 Corporation finally falls under the TSE’s delisting criteria as a result of the Tender Offer.
Meanwhile, irrespective of whether Argo 21 Corporation’s listing is maintained or not, following the Tender Offer, the Company is considering business integration of Argo 21 Corporation and CSOL (Fiscal year 2006 consolidated net sales of 43,029 million yen, and ordinary income of 3,151 million yen, total assets of 16,227 million yen, capitalization of 3,617 million yen and 1,775 employees) toward fiscal 2008. The new company, after business integration, aims to become more competitive as a core company of IT solutions business within the Group. Moreover, following the integration, the Company will strive to expand operations and improve services, with a view to leading the Japanese information service industry. The Company has not decided the procedure and terms of such business integration in detail (including whether to keep listing of Argo 21 Corporation or not after such business integration if Argo 21 Corporation remains listed as a result of the Tender Offer), and it plans to study and determine in accordance with the percentage of our voting rights in Argo 21 Corporation as a result of the Tender Offer and the situation of two companies after the Tender Offer.
Management of Argo 21 Corporation has already voiced their approval of the move described above and has agreed to the Tender Offer at its Board or Directors meeting held on May 16, 2007.

2. Outline of the Tender Offer
(1) Outline of the Target Company

1)	Company name	Argo 21 Corporation

2)	Business	Provides architecture, management and maintenance services of information systems

3)	Date of incorporation	April 18, 1984

4)	Address of the head office	1-15, 6-chome, Kachidoki, Chuo-ku, Tokyo, Japan

5)	Title and name of the company representative	President & CEO Kiyochika Ota

6)	Capitalization	3,627,700,000 yen (as of September 30, 2006)

7)	Major shareholders and the percentage of their shareholdings	Nomura Research Institute, Ltd	8.65%
		TEPCO SYSTEMS CORPORATION	8.65%
		Yujiro Sato	5.72%
		Japan Trustee Services Bank, Ltd.	5.11%
		The Master Trust Bank of Japan, Ltd.	4.49%
		Employee stock ownership of Argo 21 Corporation	2.16%
		Information Services International-DENTSU Ltd.	1.42%
		JP Morgan Chase CREF Jasdec Lending Account (standing agent Bank of Tokyo-Mitsubishi UFJ Ltd.)	1.14%
		Citibank London SA Stitching Shell pension fund (standing agent Citibank, N.A.Tokyo Branch)	1.04%
		Sadamoto Akimoto	0.99%

		(Note) Information included in the outline of the Target Company is based on its interim report for fiscal 2006 (the 23rd business term) filed on Dec. 21, 2006.

8) Relationship between the bidder and the Target Company	Capital ties	There are no capital ties between the Company and the Target Company.

	Personnel ties	There are no personnel ties between the Company and the Target Company.

	Trade relations	The Company buys products and materials from the Target Company and sells merchandise to the Target Company.

	Relevant parties	Not applicable

(2)	Period of the Tender Offer
1)	The originally submitted period of the Tender Offer Thursday, May 17, 2007 — Thursday, June 14, 2007 (21 business days)

2)
Possibility of extension at the request of the Target Company
In case the Target Company submits an opinion report requesting the extension of the Period of the Tender Offer (“Tender Offer Period”) under the provision set forth in the Article 27.10.3 of the Securities Exchange Law (“the Law”), the Tender Offer Period will be extended to 30 business days until Wednesday, June 27, 2007.

(3)	Tender Offer price

Shares	1,400 yen per share
Share warrants	1) Share warrants issued on the basis of a resolution passed at the 19th ordinary general shareholders’ meeting on June 24, 2003 (“First Share Warrants”)
1 yen per warrant
2) Share warrants issued on the basis of a resolution passed at the 21st ordinary general shareholders’ meeting on June 23, 2005 (“Second Share Warrants”).
1 yen per warrant

(4)	Grounds for calculating the Tender Offer price
1)	Basis of calculation
(i)	Shares

The Company referred to an assessment report of equity value (“Equity Value Assessment Report”) formulated by Nomura Securities Co., Ltd., its financial advisor, in determining the price of common shares for the Tender Offer. Nomura Securities Co., Ltd. assessed the share price of the Target Company, using the market share price averaging method, comparisons with similar companies and the discounted cash flow method. According to the Equity Value Assessment Report, the Target Company’s share price was assessed at from 1,019 yen to 1,039 yen under the market share price averaging method, from 930 yen to 1,379 yen according to comparisons with similar companies, and from 1,256 yen to 1,630 yen under the discounted cash flow method.

The Company looked at the premiums added to the prices of shares in cases of tender offers conducted by companies other than the issuer in the past, took the results of Equity Value Assessment Reports into consideration and discussed the premium within the range from the lowest 930 yen according to comparisons with similar companies to the highest 1,630 yen under the discounted cash flow method. Furthermore, taking into account the outlook of the Tender Offer, the Company ultimately decided to set the purchase price for the Tender Offer at 1,400 yen.

The purchase price for the Tender Offer has been determined by adding a premium of 40.70% (rounded to the nearest hundredth) to an average closing price of 995 yen (rounded to the nearest whole number) on the first section of the TSE for a one-month period ending on May 15, 2007. The price is at a premium of 37.39% compared to the closing share price of 1,019 yen on the first section of the TSE on May 15, 2007.

(ii)	Share warrants
As of May 15, 2007, the exercise price of the First Share Warrants was 1,099 yen per share, which was 301 yen lower than the per-share Tender Offer price of 1,400 yen.

As of May 15, 2007, the exercise price of the Second Share Warrants was 1,092 yen per share, which was 308 yen lower than the per-share Tender Offer price of 1,400 yen.

Both share warrants were issued as part of the broader stock option plan for directors, executive officers (only the Second Share Warrants), corporate auditors (only the First Share Warrants) and employees of the Target Company as well as directors of subsidiaries of the Target Company, and warrant holders are not allowed to transfer, pledge, or dispose of in other ways or inherit share warrants. Accordingly, the Company has determined the purchase price of share warrants as described above, on the ground that even if share warrants were purchased under the Tender Offer they could not be exercised.

2)	History of calculation

The Company repeatedly held discussions with the Target Company regarding the possibility of a capital tie-up from around February 2007. Based on such discussions, the Company concluded it best to acquire the majority of voting rights in the Target Company and make it a consolidated subsidiary in order to enhance the corporate value of the Company on a mid- to long-term basis. Accordingly, the Company entered concrete negotiations and discussions regarding the Tender Offer.

In determining the Tender Offer price, the Company obtained an Equity Value Assessment Report from Nomura Securities Co., Ltd. on May 15, 2007. Nomura Securities Co., Ltd. assessed the equity value of the Target Company, using the market share price averaging method, comparisons with similar companies and the discounted cash flow method. According to the Equity Value Assessment Report, the Target Company’s equity value per share was assessed at from 1,019 yen to 1,039 yen under the market share price averaging method, from 930 yen to 1,379 yen according to comparisons with similar companies, and from 1,256 yen to 1,630 yen under the discounted cash flow method.

The Company looked at the premiums added to share prices in cases of tender offers conducted in the past by companies other than the issuer, took the results of Equity Value Assessment Reports into consideration and discussed the premium within the range from the lowest 930 yen according to comparisons with similar companies to the highest 1,630 yen under the discounted cash flow method.
In addition, by taking into account the Tender Offer outlook and other factors, the Company set the per-share Tender Offer price at 1,400 yen at a Board of Directors meeting held on May 16, 2007. As for share warrants, the Company set the purchase price at 1 yen per warrant due to the reasons described under the basis of calculation at the same Board of Directors meeting.

3)	Relationship with the Equity Value Assessing Firm
It is not a relevant party.
(5)	Number of shares and other securities to be purchased

Type	1) Number to be purchased	2) Number to be over-purchased
	(Converted into shares)	(Converted into shares)
Shares	— shares	— shares
Share warrants	— shares	— shares
Corporate bonds with share warrant	— shares	— shares
Depositary receipts for shares ( )	— shares	— shares
Total	— shares	— shares

Note 1:
Shares, etc., to be purchased total 5,800,000 shares (“Number to be purchased”). However, the bidder will purchase all the shares, etc., tendered and will not attach any conditions set forth under the Article 27.13.4. of the Law.

Note 2:	The maximum number to be purchased under the Tender Offer is an equivalent of 11,455,061 shares of the Target Company. It is derived by deducting the treasury stock held by the Target Company (850,939 shares) from the total outstanding shares (11,551,100 shares) as of Sept. 30, 2006, which was disclosed in the interim financial statement in fiscal 2006 (the 23rd business term) submitted on Dec. 21, 2006, and adding the maximum number of shares of the Target Company (754,900 shares) which may be issued or transferred by exercising the First or the Second Share Warrants (including shares of the Target Company, which were issued or transferred by exercising the First Share Warrants between Dec. 1, 2006 and the submission date of this statement). Based on the interim report for fiscal 2006 (the 23rd business term) filed by the Target Company on Dec. 21, 2006, 3,887 First Warrants and 3,662 Second Warrants, which had not been exercised as of Nov. 30 2006, were treated as 100 shares per warrant, on the basis of the issuance guidelines of each share warrant.

Note 3:	There is no plan to acquire the treasury stock held by the Target Company through the Tender Offer.

Note 4:	The Tender Offer also covers odd lot shares, provided that share certificates will be submitted at the time of tender (there is no need to submit share certificates deposited with Japan Securities Depositary Center, Inc. (JASDEC) through the bidder agent).

Note 5:	The Tender Offer also covers shares of the Target Company, which may be issued or transferred by possibly exercising the First Share Warrants by the closing day of the Tender Offer period.
(6)	Changes in percentage of shareholding after the purchase

Number of voting rights pertaining to shares, etc., held by the bidder before the Tender Offer	—	(Percentage of shareholding before the Tender Offer 0.00%)
Number of voting rights pertaining to shares, etc. to be purchased	58,000	(Percentage of shareholding after the Tender Offer 54.21%)
Number of voting rights of all the shareholders of the Target Company	105,199

Note 1:	The number of voting rights pertaining to shares, etc. to be purchased is the number of voting rights for shares and other securities to be purchased during the Tender Offer.

Note 2:	The number of voting rights of all the shareholders of the Target Company is the number of voting rights of all the shareholders as of Sept. 30, 2006 (the number of shares per unit is 100 shares), which was disclosed in the interim financial report in fiscal 2006 (the 23rd business term) submitted by the Target Company on Dec. 21, 2006.

Note 3:	In calculation of percentage of shareholding after the Tender Offer, since odd lot shares are also covered by the Tender Offer, and the voting rights pertaining to odd lot shares of 1,797 (the total number of odd lot shares of 179,800, minus 39 shares held in treasury by the Target Company, which are not to be acquired through the Tender Offer leaving 179,761 odd lot shares with voting rights) and the number of voting rights of 5 pertaining to 500 shares held by JASDEC are added to the number of voting rights of all the stockholders of 105,199, written in the above-mentioned interim financial report of the Target Company, and the number of voting rights of all the shareholders is calculated as 107,001.

Note 4:	Percentages of shareholding before and after the Tender Offer were rounded to the nearest hundredth.

Note 5:	The voting rights pertaining to shares, etc. to be purchased under the Tender Offer may be a maximum 114,550 (including a maximum 7,549 voting rights pertaining to substantial shares, etc.) and the percentage of shareholding after the Tender Offer may be a maximum 100.00%, as the bidder plans to purchase all tendered shares, etc. (including the First Share Warrants and the Second Share Warrants).
(7)	Total purchase price 15,524 million yen

Note	The total purchase price represents a sum of the total outstanding shares of the Target Company (11,551,000 shares) as of Sept. 30, 2006 minus treasury stock held by the Target Company (850,939 shares) plus the maximum number of common shares of the Target Company (388,700 shares), which may be issued or transferred by exercising the First Share Warrants by the last day of the Tender Offer period, including common shares of the Target Company that were issued or transferred between Dec. 1, 2006 and the filing date of this statement, multiplied by the per-share purchase price, and 3,662 Second Share Warrants which shall not be exercised by the last day of the Tender Offer multiplied by the purchase price
(8)	Settlement method
1)	Name and the location of the head office of a securities house, a bank, etc. handling the settlement
Nomura Securities Co., Ltd. 9-1, 1-chome, Nihonbashi, Chuo-ku, Tokyo, Japan

2)	Settlement start date
Thursday, June 21, 2007

Note: In accordance with the Article 27.10.3. of the Law, in case the Target Company submits an opinion report requesting the extension of the Tender Offer period, the settlement start date will be Wednesday, July 4, 2007.

3)	Settlement method

A notice on purchase under the Tender Offer will be mailed to the address of applicant shareholders, etc. (or the standing agent in the case of a foreign shareholder) without delay after the closing of the Tender Offer.

Purchase will be settled in cash. The bidder agent will remit proceeds pertaining to the sale of shares to the address designated by applicant shareholders or pay at its head office or any domestic branch without delay after settlement begins.

4)	Procedure for returning share certificates, etc.

In case the Company decides not to acquire all the tendered shares in accordance with provisions under 2) Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal under (9) Other terms and procedures for the Tender Offer, described below, share certificates, etc. that need to be returned will, as designated by the applicant shareholders, be delivered to applicant shareholders or sent by mail to the address of the applicant shareholder (or the standing agent in case of a foreign shareholder) or returned to where share certificates, etc. were at the time of application in case such shares were stored by the bidder agent (or JASDEC through the bidder agent), at the instructions of the shareholders, promptly after the withdrawal of the Tender Offer.

(9)	Other terms and procedures for the Tender Offer
1)	Conditions described in each item of the Article 27. 13. 4 of the Law
Not applicable. The bidder will purchase all tendered shares, etc.

2)	Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal

If any event described in Item 1 (i) to (ix), (xii) or (xviii), Item 2, Item 3 (i) to (viii), and Item 3 to 6 of Paragraph 2 of the Article 14 of the Implementation Orders (“Orders”) of the Law occurs, the Tender Offer may be withdrawn. In case of withdrawal, an electronic public notice will be placed and a notification to that effect will be placed in the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer period, the Company will make an announcement in accordance with the Article 20 of the Cabinet Office Ordinance on the Disclosure of Takeover Bids by Non-issuers (“Ordinance”) and officially notify immediately thereafter.

3)	Conditions for and details of reducing purchase price and procedure for disclosure of price reduction

In case the Target Company takes any of the actions set out in 13.1 of the Orders during the Tender Offer period, the bidder may under the provisions of 19.1 of the Ordinance reduce the purchase price under the provisions of 27.6.1.1 of the Law. In case of price reduction, an electronic public notice will be placed and a notification to that effect will be placed in the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer period, the Company will make an announcement in accordance with the Article 20 of the Ordinance and officially notify immediately thereafter. In case price reduction is made, share certificates, etc. for which the application was made prior to the date of such public notice, will also be purchased in accordance with the changed terms.

4)	Right of an applicant shareholder, etc. for termination of agreement

Applicant shareholders, etc. may terminate an agreement pertaining to the Tender Offer at any time during the Tender Offer period. In case of terminating an agreement, please deliver or send by mail a document stating the termination of an agreement pertaining to the tender offer (“Termination Document”), with the receipt of the application form for the Tender Offer attached, to the head office or any domestic branch of the bidder agent by 15:30 (JST) on the last day of the Tender Offer period. In case a Termination Document is mailed, it must arrive by 15:30 (JST) on the last day of the Tender Offer period. The bidder will not demand compensations or payments of penalty for breach of contract to an applicant shareholder, even if the applicant shareholder terminates an agreement. The bidder will also bear costs of returning deposited share certificates, etc.

5)	Procedure for disclosure of changes in purchasing terms

In case the Company changes purchasing terms, it will make an electronic public announcement of the detail and publish a notification in the Nihon Keizai Shimbun. However, if it is practical to make such announcement before the last day of the Tender Offer period, the Company will make an announcement in accordance with the Article 20 of the Ordinance and make a public announcement immediately thereafter. When changes are made to the purchasing terms, share certificates, etc. for which the application was made prior to such public announcement, will be purchased according to the changed purchasing terms.

6)	Procedure for disclosure of the submission of amendments to the registration statement

In case an amendment report is filed to the Director of the Financial Bureau of the Kanto region, the Company will immediately announce the contents regarding the public announcement of the Tender Offer, but only with respect to amendments affecting the contents of the public notice on the commencement of the Tender Offer, pursuant to the method set forth by the Article 20 of the Ordinance. In addition, the Company will immediately amend the Tender Offer circular and provide an amended version to the applicant shareholders, etc. who have already received the circular. However, if changes are minor, the Company will draw up a document that contains reasons for the amendment, the items that have been amended and the amended contents, and send it to the applicant shareholders, etc. as a means of amendment.

7)	Procedure for disclosure of results of the Tender Offer

The results of the Tender Offer bid will be announced in accordance with the procedures set forth by the Article 9.4 of the Orders and the Article 30.2 of the Ordinance on the following day of the last day of the Tender Offer period.

8)	Other

The Tender Offer will not be carried out in the U.S. or for the U.S., directly or indirectly, nor will it be conducted using U.S. mail, other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or securities exchange facilities in the U.S. Applying for the Tender Offer, using the methods or means described above or via securities exchange facilities in the U.S., is not permitted. The Tender Offer circular and relevant documents may not be sent or distributed in, to, or from the U.S by mail or other means. Such mail or distribution is not authorized. Application for the Tender Offer violating the above restrictions directly or indirectly will not be processed.

In case of application, applicant shareholders (standing agent in case of foreign shareholders) may be asked to represent and warrant for the Tender Offer agent to the effect that they are not in the U.S. neither at the time of the application nor the time of sending an application form for the Tender Offer, that no information regarding the Tender Offer, including copies, has been received or sent in, to or from the U.S., directly or indirectly, that mail systems in the U.S., other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or securities exchange facilities in the U.S. have not been used for signing and delivering the application form for the Tender Offer, directly or indirectly, and that they are not acting as an agent, custodian or a mandatory for others without discretion (excluding cases where such others are giving all the instructions on the Tender Offer from outside the U.S.).
(10)	The date of public announcement of the commencement of the Tender Offer

Thursday, May 17, 2007

(11)	Tender Offer agent

Nomura Securities Co., Ltd. 9-1, 1-chome, Nihonbashi, Chuo-ku, Tokyo, Japan

3.	Other

(1)	Consent between the bidder and the Target Company or its executives and the contents of the agreement

The board of directors of the Target Company has approved the Tender Offer.

The two companies have agreed to discuss in good faith the appointment of directors named by the Company after the closing of the tender offer, based on the percentage of voting rights in Argo 21 Corporation to be held by the Company as a result of the Tender Offer, and to discuss in good faith business operations of Argo 21 Corporation following the closing of the Tender Offer in order to maximize the synergy effect between the Company, Argo 21 Corporation and its group companies.

(2)
Argo 21 Corporation filed its financial statements (non-consolidated) for the period ended March 2007 with the TSE on April 27, 2007. The profit-and-loss situation of Argo 21 Corporation, based on the filing, is as follows. Beware that the Target Company’s financial statements have not been audited in accordance with Article 193-2 of the Law. Moreover, overview of the filing provided below was partially extracted from the Target Company’s filing, and the Company was not responsible to and did not independently verify the accuracy and credibility of the information, and does not actually verify the filed statement.

Profit and loss
Net Sales	19,302,622,000 yen
Cost of Sales	14,781,465,000 yen
Selling and general administrative expenses	3,299,143,000 yen
Other income	160,643,000 yen
Other expenses	16,478,000 yen
Net income	764,123,000 yen

Per share
Net income per share	71.41 yen
Dividend per share	20.00 yen
Net asset worth	781.36 yen

*
Please note that people who have viewed information contained in this document may be banned from purchasing shares, etc. of Argo 21 Corporation for 12 hours from the publication of this document (on the afternoon of May 16, 2007, from the time when this document is published on the TSE’s Timely Disclosure Service page), as they are restricted as the first recipients of information by insider trading regulations set forth under the Article 167.3 of the Law and the Article 30 of its Orders. The Company will assume no responsibility for criminal, civil or administrative charges brought against any person for having conducted such purchase.

*
This press release does not constitute or form part of any offer or invitation to sell or issue negotiable securities. This press release should not be regarded as a substitute either in part or whole for the actual distribution concerning the aforementioned Tender Offer base on the contract or the conclusion of the contract.